PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 11, 2009

• VATUKOULA SHAREHOLDERS APPROVE INVESTMENT BY CANADIAN ZINC

Vancouver, British Columbia, June 11, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to announce that at the extraordinary general meeting of Vatukoula Gold Mines plc (“VGM”) held in London on June 10th shareholders approved the necessary resolutions for the issue to Canadian Zinc of 200,000,000 ordinary shares of VGM for an investment of £1,200,000 (£0.006 per share), or approximately Cdn$2,160,000.

The Share Subscription has been completed and Canadian Zinc now holds a total of 547,669,022 ordinary shares, or approximately 20.01% of the issued share capital of VGM.

Under the Subscription Agreement VGM has undertaken that in the event of any future financing by VGM within the next twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.

In addition, under the Subscription Agreement, Canadian Zinc will be entitled to subscribe for up to 250,000,000 additional VGM shares in the event that Viso Gero Global, Inc. exercises a call option granted to Viso Gero by Canadian Zinc on 200,000,000 of its VGM shares, so that the total percentage, shareholding held by CZN in VGM remains at 20.01%. (See Canadian Zinc press release dated May 7, 2009).

Canadian Zinc has agreed that for a period of nine months it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

The shares of VGM are being acquired for investment purposes. Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006, following which VGM acquired the mine and restarted operations in April 2008.

VGM recently reported that mine production for the six months ended February 28, 2009 totaled some 17,990 ounces of gold. (See VGM Press Release May 29, 2009 at www.vatukoulagoldmines.com)

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions/transactions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: 604.688.2001 Fax: 604.688.2043 Tollfree:1.866.688.2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com